July 8, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Angeles Partners XII
Schedule TO-T filed July 1, 2005 by MPF Income Fund 22, LLC; MPF-
NY
2005, LLC; Moraga Gold, LLC; Sutter Opportunity Fund 3, LLC; MPF DeWaay Fund 2, LLC; MPF Flagship Fund 10, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF
Acquisition Co. 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund
3,
LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Special Fund 7, LLC;
MacKenzie Patterson Special Fund 5, LLC; MP Income Fund 20, LLC;
and
MP Value Fund 6, LLC; MacKenzie Patterson Fuller, Inc.; and C.E.
Patterson
      File No. 005-50745

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Schedule TO-T
1. We note that you have opted to publish a notice regarding your tender offer in the Investors` Business Daily newspaper, a media publication of limited circulation when compared to other newspapers in which such notices are often published. Please provide us with your analysis regarding whether this notice satisfies the requirements of adequate publication set forth in Rule 14d-4(c) of the Exchange with respect to the use of summary or long-form publication of tender offers pursuant to Rule 14d-4(a).
2. Related to the previous comment, please provide us your analysis regarding whether your offer satisfies the requirements of Rule 14e-
1(a).
3. Please tell us why you have not provided the financial information required by Item 10 of Schedule TO.

Offer to Purchase

Cover Page - Page 1
4. Refer to the first full paragraph on page 2. Please revise to explain what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made, and to highlight the risks to unit holders in this regard. We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.

Summary Term Sheet

Will the partnership continue as a public company?, Page 5
5. Please describe the "other protections" a deregistration may effect as stated in at the end of the answer to this question.

Introduction - Establishment of the Offer Price, page 8
6. We note your references to the partnership`s fiscal year end being
December 31. We also note your references to (i) the sale of the Chambers Ridge Apartments subsequent to "third quarter 2005," (ii) March 31, 2005 as being the end of the third quarter of fiscal year
2005, and (iii) several other developments having occurred subsequent to "third quarter 2005." Since it appears that the third quarter of the partnership`s 2005 fiscal year has not yet occurred, please revise your references.

Acceptance for payment, page 11
7. We note that you will effect payment for tendered securities following the expiration date and upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the units. It appears that this is an additional condition of the offer. Please revise the offer to describe this condition in the conditions section. In addition, please clarify that this condition will be satisfied or waived prior to expiration of the offer.

Extension of Tender Period; Termination; Amendment, page 14
8. Revise your definition of "business day" to be consistent with Rule 14d-1(g)(3).

Future Plans, page 18
9. We note the reference in the second paragraph of this section to the "ongoing liquidation" of the partnership. Please clarify your disclosure as it does not appear from the partnership`s periodic reports that it is currently effecting its liquidation.

Sources of Funds, page 18
10. We note in the introduction that you will pay for all transfer fees. Please confirm supplementally whether your estimate of those fees is included in the $20,000 you expect to pay for fees and expenses.

Conditions to the Offer, page 18
11. Please describe briefly the authorizations or approvals to which you refer in the first paragraph of this section.

Schedule I
12. We note your statement that priority in the allocation of tendered securities among the purchasers will be given to purchasers
"which already hold Units." Given your disclosure elsewhere in the offer document that none of the bidders hold any partnership securities, please revise to clarify the meaning of the cited disclosure.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
July 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE